UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
       Commission File Number 1-10948

THE ODP CORPORATION*
(Exact name of registrant as specified in its charter)

6600 North Military Trail
Boca Raton, Florida 33496
(561) 438-4800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common stock, par value $0.01 per share: One (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, The ODP Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE ODP CORPORATION
Date: December 22, 2025	By: /s/ Craig Gunckel
Name: Craig Gunckel
Title: Chief Executive Officer
* On September 22, 2025, The ODP Corporation, a Delaware corporation (“ODP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with ACR Ocean Resources LLC, a Delaware limited liability company (“Ocean”), and Vail Holdings 1, Inc., a Delaware corporation and a direct wholly owned subsidiary of Ocean (“Merger Sub”).  On December 10, 2025, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into ODP (the “Merger”), with ODP surviving the Merger as a wholly owned subsidiary of Ocean.

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.
Board of Governors of the Federal Reserve System OMB Number 7100-0091 Approval expires February 28, 2026